UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of August, 2006

BLUE SQUARE – ISRAEL LTD.
(translation of registrant’s name into English)

2 Amal St., Afek Industrial Park, Rosh Ha’ayin 48092, Israel
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ______

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes ☐ No ☒

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed by the undersigned, thereunto duly authorized.

BLUE SQUARE - ISRAEL LTD. By: /s/ Elli Levinson Sela —————————————— Elli Levinson Sela, Adv. General Counsel & Corporate Secretary

Contact: Blue Square-Israel Ltd. Elli Levinson-Sela General Counsel & Corporate Secretary Telephone: 972-3-9282670 Fax: 972-3-9282498 Email: ellils@bsi.co.il

Blue Square Announces Declaration of Dividend

ROSH HAAYIN, Israel, August 14, 2006 – Blue Square-Israel Ltd. (NYSE: BSI) (hereinafter: “Blue Square”) announced today that its Board of Directors declared a cash dividend of NIS 0.7702164 per share (the equivalent of approximately U.S. $0.18 per share/ADS based on today’s representative rate of exchange), aggregating approximately NIS 30 million (the equivalent of approximately U.S. $6.8 million based on today’s representative rate of exchange).

The dividend, net of taxes withheld at source pursuant to Israeli law, will be payable on or about September 13, 2006 to shareholders of record as of close of business on August 28, 2006. The dividend will be paid to ADS holders a few days later. ADS holders will be paid in US dollars based on the representative rate of exchange of the US dollar against the NIS published by the Bank of Israel on or about September 13, 2006.

Blue Square further announced today that following the dividend distribution, the conversion ratio of our 5.9% convertible debentures issued in August 2003 (outstanding principal amount of NIS 180,676 million as of August 14, 2006) will be adjusted on August 29, 2006 due to the dividend described above. Following the adjustment, each NIS 30.066 par value of the convertible debentures will be convertible into one ordinary share of the Company.

Blue Square-Israel Ltd is a leading retailer in Israel. A pioneer of modern food retailing, in the region. Blue Square currently operates 171 supermarkets under different formats, each offering varying levels of services and prices. For more information, please refer to the Blue Square-Israel Ltd. website at www.bsi.co.il.

Forward Looking Statements

The statements contained in this release, except for historical facts, which are forward-looking with respect to plans, projections, or future performance of the Company, involve certain risks and uncertainties. Potential risks and uncertainties include, but are not limited to, risk of market acceptance, the effect of economic conditions, the impact of competitive pricing, supply constrains, the effect of the Company’s accounting policies, as well as certain other risks and uncertainties which are detailed in the Company’s filings with the Securities and Exchange Commission, particularly the Annual Report on Form 20-F for the year ended December 31, 2005.